EZE CASTLE TRANSACTION SERVICES LLC
(A Wholly Owned Subsidiary of Eze Castle Software LLC)

Statement of Financial Condition

December 31, 2025

(With Report of Independent Registered Public Accounting Firm)

(SEC I.D. No.8-66577)

EZE CASTLE TRANSACTION SERVICES LLC
(A Wholly Owned Subsidiary of Eze Castle Software LLC)

Table of Contents

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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 AND ENDING 12/31/2025
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Eze Castle Transaction Services LLC

TYPE OF REGISTRANT (check all applicable boxes):
▣ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

500 Totten Pond Road, 2nd Floor
(No. and Street)

Waltham	MA	02451
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Eric Parsons	(720) 917-0727	eric.parsons@sscinc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PwC, LLP
(Name – if individual, state last, first, and middle name)

101 Seaport Blvd	Boston	MA	02210
(Address)	(City)	(State)	(Zip Code)

10/20/2003	238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph Doherty_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Eze Castle Transaction Services LLC _____, as of 12/31_____, 2 025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Joseph Doherty
Joseph Doherty (Feb 26, 2026 13:34:05 EST)

Title:

President and Chief Compliance Officer

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

formx-17a-5_3 - Public - Final FY25

Final Audit Report   2026-02-26

Created:	2026-02-26
By:	Tristen Merchant (tristen.merchant@sscinc.com)
Status:	Signed
Transaction ID:	CBJCHBCAABAAWwOGqITkIbvnI6fLS_eWT7m0_kAJXTu9

"formx-17a-5_3 - Public - Final FY25" History

📄 Document created by Tristen Merchant (tristen.merchant@sscinc.com)
2026-02-26 - 4:46:58 PM GMT

✉ Document emailed to joseph.doherty@sscinc.com for signature
2026-02-26 - 4:48:28 PM GMT

📄 Email viewed by joseph.doherty@sscinc.com
2026-02-26 - 6:33:00 PM GMT

✒ Signer joseph.doherty@sscinc.com entered name at signing as Joseph Doherty
2026-02-26 - 6:34:03 PM GMT

✒ Document e-signed by Joseph Doherty (joseph.doherty@sscinc.com)
Signature Date: 2026-02-26 - 6:34:05 PM GMT - Time Source: server

✅ Agreement completed.
2026-02-26 - 6:34:05 PM GMT



Report of Independent Registered Public Accounting Firm

To the Board of Managers and Member of Eze Castle Transaction Services LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Eze Castle Transaction Services LLC (the "Company") as of December 31, 2025, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Boston, Massachusetts
February 26, 2026

We have served as the Company's auditor since 2018.

PricewaterhouseCoopers LLP, 101 Seaport Boulevard, Boston, MA 02210
T: 617) 530 5000, F: (617) 530 5001, www.pwc.com/us

www.pwc.com

EZE CASTLE TRANSACTION SERVICES LLC
(A Wholly Owned Subsidiary of Eze Castle Software LLC)

Statement of Financial Condition

Year Ended December 31, 2025

Assets

Cash and cash equivalents	$	6,470,044
Receivables and unbilled revenue, net of allowance for credit losses of $756,835		20,910,719
Other assets		133,372
Total assets	$	27,514,135

Liabilities and Member's Equity

Liabilities:		
Accounts payable and other accrued expenses	$	676,496
Due to affiliates		718,935
Total liabilities		1,395,431
Member's equity		26,118,704
Total liabilities and member's equity	$	27,514,135

See accompanying notes to Statement of Financial Condition.

EZE CASTLE TRANSACTION SERVICES LLC
(A Wholly Owned Subsidiary of Eze Castle Software LLC)

Notes to Statement of Financial Condition

Year Ended December 31, 2025

(1) Organization and Description of Business

Eze Castle Transaction Services LLC (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934. The Company supplies sell-side brokers with Financial Information eXchange ("FIX") connectivity services for the transmittal and receipt of trading-related messages between the brokers' order management system or other electronic order collection systems and Eze Order Management System ("OMS") or Eze Eclipse, software applications developed for buy-side asset managers by Eze Castle Software LLC ("ECS" or "Parent"). Trading messages are sent through electronic connections whether physical, logical, virtual, or sponsored, and including, but not limited to, connections established for orders, indications of interest, notice of execution, drop copies, and connections staged via a third-party intermediary, between buy-side clients and sell-side brokers. The Company also offers sell-side brokers and buy-side asset managers with Execution Management Services ("EMS"), which is an online portal of routing, market data, and connectivity. The EMS system provides tools for managing executions, analytics, and centralized access to user-selected execution destinations which provide liquidity, access to other venues/execution destinations, and third-party proprietary products. The EMS platform provides its users trading capabilities and access to market data content. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). FINRA serves as the Company's self-regulatory organization.

The Company is a wholly owned subsidiary of ECS. ECS is a wholly owned subsidiary of SS&C Technologies, Inc. (the "Group") and the ultimate holding company is SS&C Technologies Holdings, Inc. ("SS&C").

(2) Recent Accounting Pronouncements

The Company has not adopted any accounting policies in 2025.

(3) Significant Accounting Policies

The Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and codified in the Accounting Standards Codification ("ASC"), as set forth by the Financial Accounting Standards Board ("FASB"). Significant accounting policies are as follows:

(a) Use of Estimates

The preparation of the Statement of Financial Condition, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the amounts reported in the Statement of Financial Condition and accompanying notes. Actual results could differ from those estimates.

(b) Accounts Receivable

Accounts receivable are recorded at the invoiced amount and generally do not bear interest. The payment terms per the contract are stated at net 30 days.

The Accounting Standards Codification Topic 326 ("ASC 326"), *Financial Instruments - Credit Losses* impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Accordingly, the allowance for credit losses is based on the Company's expectation of the collectability of receivables and unbilled revenue. The Company reviews aged balances as the primary driver in determining the allowance for credit losses. The Company also considers factors such as

historical experience, credit quality, current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses.

		2025
Accounts receivable	$	9,313,479
Unbilled accounts receivable		12,354,075
Allowance for credit losses		(756,835)
Total accounts receivable, net	$	20,910,719

The movement in current expected credit losses for impairment of accounts receivable during the year are as follows:

		2025
Balance at January 1, 2025	$	(923,402)
Recovery of bad debts		172,512
Write offs, net of contra write offs		(5,945)
Balance at December 31, 2025	$	(756,835)

(c) Fair Value of Financial Instruments

Other assets and liabilities with short and intermediate-term maturities and defined settlement amounts, including receivables, payables, accrued liabilities, and deferred revenue are reported at their contractual amounts, which approximate fair value.

(d) Other Assets

Other assets consist primarily of interest receivable, prepaid deposits and other miscellaneous assets.

(e) Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for federal, state, and local income tax purposes. SS&C is responsible for payment of state and local income taxes to the taxing authorities. The Company also had no state income or unincorporated business tax expense in the current year.

(f) Cash and Cash Equivalents

We consider all highly liquid marketable securities with original maturities of twelve months or less at the date of acquisition to be cash equivalents.

(4) Financial Instruments

All financial instruments are measured and reported on a fair value basis. ASC defines fair value and establishes a framework for measuring fair value, as well as a fair value hierarchy based on inputs used to measure fair value.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

Fair Value Hierarchy

Financial assets and liabilities are classified based on inputs used to establish fair value as follows:

Level 1:   Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets

Level 2:   Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other valuation techniques utilizing observable inputs directly or indirectly related to the asset or liability being measured

Level 3:   Valuation techniques utilize inputs that are unobservable and significant to the fair value measurement.

At December 31, 2025, the Company did not own any financial assets or liabilities other than cash and cash equivalents or other assets and liabilities with short and intermediate-term maturities and defined settlement amounts. Per the Company's accounting policies (note 3d), the carrying amounts of assets and liabilities with defined settlement amounts are reported at their contractual amounts, which approximates fair value.

At December 31, 2025, we held certain cash equivalents that are required to be measured at fair value on a recurring basis. These cash equivalents are comprised entirely of money market funds which have their fair value determined using quoted prices in active markets. Accordingly, the fair value measurements of these cash equivalents have been classified as Level 1 in the table below.

	Balance at December 31, 2025	Fair Value Measurements at Reporting Date Using		
		Quoted prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Money market funds	$ 5,900,671	$ 5,900,671	$ -	$ -
Total	$ 5,900,671	$ 5,900,671	$ -	$ -

(5)   Related-Party Transactions

In the normal course of business, the Company enters into related-party transactions with affiliates, including ECS, and certain other affiliated SS&C entities.

Under the Connectivity Services Agreement ("CSA") with ECS, the Company agrees to pay ECS a partnership fee for the support services and related technology rights provided to the Company for it to render FIX connectivity and EMS connectivity services. The fees charged by ECS are calculated based upon a flat fee and the eligible number of FIX and EMS connections as set forth in by the CSA.

Under the CSA, ECS assists the Company by providing it with certain administrative and other services and, in turn, the Company agrees to pay ECS a monthly servicing fee to cover such expenses.

The Company has declared and paid $61,500,000 in dividends to ECS during 2025.

At December 31, 2025, the Company owed ECS $20,063 which is reflected in due to affiliates on the Statement of Financial Condition. The Company owed SS&C affiliates $698,872 which is reflected in due to affiliates on the Statement of Financial Condition.

(6) Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"), which requires that the Company maintain minimum net capital, as defined thereunder, of one-fifteenth of aggregate indebtedness, as defined thereunder, or $5,000, whichever is greater. At December 31, 2025, the Company had net capital of $4,956,600, which was $4,863,571 in excess of its minimum net capital requirement of $93,029. The Company's aggregate indebtedness to net capital ratio was 0.28 to 1.

Advances to affiliates, repayment of borrowings, distributions, dividend payments, and other equity withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory bodies.

The Company claimed exemption throughout the year ended December 31, 2025, relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to providing technology or platform services, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

(7) Concentration of Credit Risk

The Company may maintain cash and cash equivalents at financial institutions in excess of federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to significant credit risks.

(8) Guarantees

In the ordinary course of business, the Company enters into standard indemnification agreements. Pursuant to these agreements, the Company indemnifies, holds harmless, and agrees to reimburse the indemnified party for certain losses suffered or incurred by the indemnified party, generally the Company's business partners or customers, in connection with certain claims by any third party with respect to the Company's products or services. The term of these indemnification agreements is generally perpetual any time after execution of the agreement. The maximum potential amount of future payments the Company could be required to make under these indemnifications agreements is unlimited. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the Statement of Financial Condition for these indemnifications.

(9) Subsequent Events

The Company makes regular distributions to ECS based on estimated monthly profits. The distributions declared and paid in January of 2026 were $4,800,000. There were no distributions declared or paid in February of 2026.

The Company has evaluated all subsequent events through February 26, 2026, the date of issuance of the Statement of Financial Condition, and has determined that no other subsequent events have occurred that would require disclosure in the Statement of Financial Condition or accompanying notes.

(10) Segment Reporting

The Company's single line of business is providing connectivity services to sell-side brokers. The Company has identified its President as the Chief Operating Decision Maker ("CODM"). The CODM primarily relies on revenue to evaluate business performance and make operating decisions. The Company's operations constitute a single operating segment and, therefore, a single reportable segment, because the CODM manages business activities using financial information that includes all revenue streams. The CODM also uses excess net capital, which is not a measure of profit and loss, to maintain capital adequacy and pay dividends. Additionally, operating expense allocations, including those related to personnel and connectivity services, are applied consistently across revenue streams - reflecting the unified approach to manage the business as a single segment.